UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INVESTOR RELATIONS | 4Q11

PRESS RELEASE

CONSOLIDATED INFORMATION AND RESULTS (UNAUDITED)

THIS REPORT CONTAINS THE OPERATIONAL AND FINANCIAL DATA FOR OI S.A. AND ITS DIRECT AND INDIRECT SUBSIDIARIES ON THE FULL YEAR OF 2011

OI S.A.
WWW.OI.COM.BR/IR

UPCOMING EVENTS: CONFERENCE CALLS

PORTUGUESE		ENGLISH

DATE:	Friday, March 30, 2012 10:00am (Rio) – 9:00am (NY)	DATE:	Friday, March 30, 2012 11:30am (Rio) – 10:30am (NY)

ACCESS:	Phone: (55 11) 4688-6361 Code: Oi Replay: (55 11) 4688-6312 Available until April 05, 2012 Code: 2967169	ACCESS:

Phone: 1-877-317-6776 (U.S.)

             1 412 317 6776 (Brazil / other countries)

Code: Oi

Replay: 1-877–344–7529 (U.S.)

              1 412 317 0088 (Brazil / other countries)

              Available until April 10, 2012 (code

10009693) - dial 1 to start

WEBCAST:	Click here	WEBCAST:	Click here

A complementary presentation will be available before the start of the conference call at http://www.oi.com.br/ir

CONTENTS
1	MESSAGE TO OUR SHAREHOLDERS	2
2	HIGHLIGHTS OF 4Q11	5
3	MARKET HIGHLIGHTS	6
4	OPERATING PERFORMANCE	9
5	FINANCIAL PERFORMANCE	11
6	DEBT, CAPITAL EXPENDITURE AND CASH FLOW	16
7	ADDITIONAL INFORMATION	19
8	FINANCIAL STATEMENTS	26

Tele Norte Leste Participações	Telemar Norte Leste
Outstanding shares (‘000): 467,550	Outstanding shares (‘000): 344,057
TNLP3: R$21.46 (184,045 thousand shares)	TMAR3: R$54.50 (154,032 thousand shares
TNLP4: R$17.56 (283,505 thousand shares)	TMAR5: R$44.78 (188,961 thousand shares
TNE: US$9.51 ADR	TMAR6: R$39.70 (1,064 thousand shares)
Market Capitalization (Million): R$8,928, US$4,760	Market Capitalization (Million): R$16,899, US$9,009

Brasil Telecom
Outstanding shares (‘000): 589,789
BRTO3: R$11.69 (203,423 thousand shares)
BRTO4: R$10.88 (386,366 thousand shares)
BTM: US$17.79 PN ADR / US$6.16 ON ADR
Market Capitalization (Million): R$6,582, US$3,509

Notes: (1) Prices at the end of 2011; (2) Outstanding ex-treasury shares; (3) Market Value based on unadjusted shares.

03/29/2012	www.oi.com.br/ir	1

Rio de Janeiro, March 29, 2012: Oi S.A. (new name of Brasil Telecom S.A.) announces today its results for the fourth quarter and full year 2011. This report includes the consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of December 31, 2011, in compliance with the CVM and presented in accordance with the International Financial Reporting Standards (IFRS).

On 12/31/2011 the ownership restructuring had not yet been approved, thus Oi S.A. had not taken over Tele Norte Leste Participações S.A. (TNL), Coari Participações S.A. (Coari) and the shareholders of Telemar Norte Leste S.A. (TMAR). However, with the approval of the ownership restructuring on 02/27/2012, TNL, Coari and the shareholders of TMAR were incorporated by Oi S.A., TNL and Coari became extinct and TMAR became a wholly-owned subsidiary of Oi S.A.. As a result, the figures in this report represent Oi S.A. (the remaining company, and the new name of Brasil Telecom S.A.) at the end of December 2011, when it had not yet taken over the other three companies. However, in order to make easier to understand, we present the pro-forma consolidated results equivalent to the old TNL figures; revenue, costs and expenses (EBITDA); debt, capital expenditure and cash flow, as if the takeover had taken place on December 31, 2011. The results shown as Oi S.A. Consolidated are equal to the old BrT figures.

In addition, based on the strategic differentials of integration and convergence, the company changed the way it conducts its business, moving to a per-client vision (Residential, Business/Corporate and Personal Mobility) and no longer on a per-product basis. This report already reflects this change.

MESSAGE TO OUR SHAREHOLDERS

Following the acquisition of Brasil Telecom in 2009, Oi became the leading provider of telecommunication services in the country, the only truly integrated company with a nationwide presence. As part of this process, management has focused on integrating the operations of Oi and BrT, prompting the capture of operational synergy and further strengthening the company to keep growing and capitalizing on opportunities in the Brazilian market.

The year 2010 saw a strong cash generation and an improved return on the client base. As a result, the net debt-to-EBITDA ratio fell from 2.2 in 2009 to 1.8 at the end of 2010.

The year 2011 started with an important change to Oi’s ownership structure. In March, we concluded a R$2,978 million capital increase at TNL and a R$5,969 million capital increase at TMAR. In addition to the important cash injection from these capital increases, Portugal Telecom (PT) joined the company’s ownership structure, enabling to the Industrial Alliance announced in July 2010.

Operationally, the entry of Portugal Telecom brings important know-how to Oi in terms of technology, operations, service quality and products. Portugal Telecom is very experienced in the mobile, TV and fixed and mobile broadband markets in Portugal and in other countries where it operates.

03/29/2012	www.oi.com.br/ir	2

In organizational terms, 2011 also brought changes to the company. In January, the Chief Operating Officer (COO) position was created to manage key areas that are essential to the quality of the services provided to clients. Mr. James Meaney, former CEO of Contax, presently holds this position.

In April, after leading important movements at Oi for 10 years, Mr. Luiz Eduardo Falco left the company. In June, Mr. Francisco Tosta Valim Filho was appointed as the new Chief Executive Officer of Oi. Mr. Valim worked previously at Oi as Chief Financial Officer, at Serasa Experian, as CEO for Latin America, Europe, Africa and the Middle East and at Net Serviços, as CEO, where he led an important corporate turnaround. His experience as the CEO of Net Serviços is important as we will increase the focus on Pay-TV services, an essential product in our convergent services portfolio.

In 2011, from an operational point of view, it is worth highlighting the gross additions of wireless users. During the year, we added more than 24 million users, a record since 2008. We highlight that in order to improve profitability, starting in 2Q11 we implemented a new permanence policy for inactive clients. As a result of this new policy, the sharp performance of gross additions did not completely reflect in net additions. Regarding the post-paid performance, in 4Q11 the base expanded by 2.6% as a result of the company’s new strategy, especially in the State of São Paulo.

As for the financial performance, 2011 was another year in which the company had successful issuances overseas. During the year, in addition to attractive credit lines obtained from BNDES and from the China Development Bank, we carried out the largest international issuance in Reais (BRL Bond) by a Brazilian company, amounting to R$1.1 billion. With these new borrowings the company reduced its average debt cost, which in 2011 was 96.4% of the CDI rate (105.6% of CDI in 2010). Meanwhile, the company stretched the average debt duration to 4.5 years (3.8 years in December 2010).

Also, we obtained a $1.0 billion revolving credit facility from nine banks. This operation created a significant liquidity “cushion”, strengthening the capital structure and credit profile of the group and leading to greater efficiency in cash management.

In 2011, Oi also started an important corporate restructuring process in order to have a single listed company instead of three, and have only two classes of shares (common and preferred) instead of seven. This step is important for a future announcement of dividends policy and a greater alignment with the interests of shareholders. On February 27, 2012, the shareholders of TNL, TMAR and BRT approved the ownership restructuring and the company expects this process to be completed, as well as the two new share classes (OIBR3 and OIBR4 on Bovespa and OIBR and OIBR/C on NYSE) start to be traded on April 9, 2012.

Simultaneously, we maintained our commitment to develop Oi’s sustainability platform. As an example, we implemented the Education for Sustainability Program, which aims to expand the commitment of employees to this subject, as well as to develop initiatives to be applied directly to the business. Also, we joined the “Businesses for the Climate” corporate forum, which aims to debate matters related to climate change and propose the adoption or improvement of public policies.

In 2011, our Social Responsibility institute, Oi Futuro, turned 10 years old. In this period, its programs in education, culture, sports, social issues and environment already benefited more than 4 million people,

03/29/2012	www.oi.com.br/ir	3

reassuring our commitment to the country’s social development and the democratization of access to knowledge.

As a reflex, Oi remains for the fourth consecutive year in the Corporate Sustainability Index (ISE) and for the second year it was selected as a member of the Efficient Carbon Index (ICO2). Both initiatives are from BM&FBovespa. Thus, Oi is recognized for its commitment to Sustainability, making difference by promoting the continuous improvement of its strategy, practices and results linked to this subject.

In short, the changes that took place in 2011, such as the entry of PT and the changes to the Executive Board, created the necessary pillars for the strategic reorganization process based on a long-term plan devised to promote a cycle of sustainable growth for the company.

Also in 2011, important initiatives were taken in regard to the plan such as: the opening of 60 Oi-owned stores in December, aimed at strengthening the sales channel; creation of regional commercial structures to boost agility and seize market opportunities across the country; and subsidies for smart phones in the post-paid segment. These and other measures that will be taken during 2012, combined with a continued focus on the improvement of service quality, are seen as essential for the increase and retention of the client base and, consequently, the improvement of the operational and financial performance of the company.

Also, as we described previously, the company, in 4Q11, changed the way it conducts its business, by adopting a client-based vision (Residential, Business/Corporate and Personal Mobility). This movement aims to boost the share of Oi services in the total telecommunications consumption of residences and companies, positioning the company as a provider of complete solutions for clients. For comparison purposes, the 3Q11 and 4Q10 figures were also adjusted for this new vision.

In all, 2012 will bring important challenges and we remain confident that we will be successful in the execution of the strategy in the coming years. In addition, we would like to invite you to the Oi Investor Day, to take place in Rio de Janeiro on April 17 and in New York on April 19. At these events, we will provide more details on the company’s strategic long-term plan, and we will announce the dividends policy for the next three years.

03/29/2012	www.oi.com.br/ir	4

1)	HIGHLIGHTS OF 4Q11

•	The company reached 69,680 thousand Revenue Generating Units.

•	Pro-Forma Net Revenue amounted to R$6,958 million.

•	Pro-Forma capital expenditure totaled R$2,132 million.

•

Oi S.A.’s Management is proposing the distribution of R$ 2.0 billion as dividends. This amount refers to the entire result of 2011 plus a portion of the Investment Reserve. The proposal is subject to approval by the Annual General Meeting.

03/29/2012	www.oi.com.br/ir	5

2)	MARKET HIGHLIGHTS

Residential

In 4Q11, Oi had the smallest drop in the number of fixed lines since 2Q10, reducing the monthly loss rate of the wireline base seen in the past quarters. The following actions contributed to this result: strengthening of sales channels, such as the increase of door-to-door salespeople by 14%, repositioning of wireline plans with more value-added offers for clients, a change in the commission system and reduction of cancelled fixed lines by 16% in 4Q11 compared with 3Q11. The repositioning of offers included:

- Unlimited local calls to fixed lines;

- Unlimited national long-distance calls through Oi’s long-distance codes (31 in region I and 14 in region II) to fixed lines;

- Toll-free minutes for local calls made to Oi Mobile;

- Digital Services: caller Id and call waiting.

Oi still offered special conditions for clients who already owned or for those who bought Oi Velox when signing up to one of such offer, with the goal of making its client base more loyal to the company through a greater penetration of Oi services in their homes. Additionally, the following also contributed significantly to Oi Velox net additions: the maintenance of the price positioning strategy adopted since January 2011 (Plans from R$39.90), the inclusion of offer benefits, operational improvements in the installation process (reducing the early churn by 41%), return of the loyalty strategy, and the intensification of active protection actions (reduced non-early churn by 14%).

Supported by a strong shielding strategy, with faster speeds for current clients, the Velox base ended the period with an average speed of 2.5Mbps, 49% faster than the same period one year earlier.

Oi features fixed internet and convergent plans from R$39.90 end speeds up to 20 Mega in order to strengthen its position as the most complete broadband supplier, ready to meet the needs of any client, including those concerned with price, hoping to have their first broadband access, as well as more heavy users demanding faster speeds and mobility.

Regarding our bundled product, Oi Conta Total, Oi launched a Christmas special with attractive prices, including mobile phone data plans and Velox 3G. Also, the company started to offer in all of its plans unlimited calls to Oi and Fixed lines. Such actions raised Oi Conta Total sales by 14% in December.

The main news in 4Q11 was the November launch of Oi Internet Total. The product’s concept is to give clients internet access anywhere, with increased mobility while enjoying a robust broadband at home with OI Velox or outside with 3G or on the wi-fi network through the Vex network, which has 42 thousand access spots in Brazil and abroad. Besides mobility, the client can also save up to 40% compared to subscriptions to the services separately. In the cities where it is sold, Oi Internet Total already accounts for 15% of high-speed internet sales.

03/29/2012	www.oi.com.br/ir	6

Also in November, Oi launched new campaigns that included value added services, by which clients acquiring Oi Velox were entitled to a free antivirus application and clients who bought a speed greater than 2 Mega received a wi-fi modem also free of charge. This strategy of adding benefits to broadband and the Oi Internet Total bundle differentiates Oi in the market, especially because no competitor offers these features. The quarter also saw the expansion of the National Broadband Plan (PNBL) to over 300 cities. As a result, at the end of December 2011 Oi already covered 450 cities with 1 Mbs for R$35.00 (R$29.90 in ICMS-exempt States). By 2015, it is forecasted that the plan will cover 4,800 cities.

Also with an eye on shielding the wireline client and increasing Oi products in the customer’s home, in 4Q11 the company focused on growing the Oi TV brand, developing the product, creating attractive offers and implementing operational improvements.

This way, in keeping with the strategy of providing complete Pay TV at an affordable price, in 4Q11 Oi TV added the Globosat channels, which have the greatest ratings (Sportv, Sportv 2, Sportv 3, Globonews, GNT, Multishow, Viva, Universal and Canal Brasil).

In October 2011, 21 new packages were launched, in addition to premium movie channels, 16 audio channels and open channels. Long-standing clients were offered migration deals that performed well, demonstrating great interest in the new bundle.

Another important achievement was the addition of open Globo to some of the country’s regions. So far, 30 cities in the State of Rio de Janeiro (including the capital), 24 cities in Minas Gerais (including Belo Horizonte), 36 in Paraná (including Curitiba), 10 in Bahia (including Salvador) and 89 in Rio Grande do Sul (including Porto Alegre) have the channel.

At the end of December 2011, the Oi TV product became even broader and more competitive by offering clients the 12th Edition of Big Brother Brasil and the Premiere Futebol Clube on a pay-per-view basis, also bringing the largest soccer coverage on Pay TV.

Oi TV also expanded its reach during this period and started sales in 16 cities in Minas Gerais and 3 cities in Bahia.

And in order to become even more competitive, in December 2011 Oi TV launched a new offer for Oi TV Mais, with 69 channels at R$49.90/month. This offer is valid for Oi Fixo clients who choose auto pay.

03/29/2012	www.oi.com.br/ir	7

Mobility

Post-Paid:

In 4Q11 we started the process of simplifying our deals, restructuring our channels and repositioning prices. With these three initiatives, the final quarter of the year accounted for 54% of the total net additions in 2011, resulting from an increase in sales (13% above the average seen in the first nine months of the year) and churn reduction (21% below the average of the first nine months of the year). In addition, in November 2011, Oi launched an offer including a 100MB data package for R$5.00 and unlimited long-distance calls for an additional R$15.00.

In February 2012, Oi made the Oi à Vontade plans even broader, including the option to send unlimited short messages to any operator. The company launched two different offer: Unlimited SMS + 100MB for R$15.00 and unlimited SMS + 500MB for R$35.00.

In addition to the new Oi Dados portfolio (mobile phone Internet) and Oi Velox 3G (Internet on tablet and wireless modem) launched in 3Q11, which allows the user to use mobile Internet through several packages without paying for excess Internet usage, Oi launched in 4Q11 a special offer for clients of the new 2GB Oi Dados portfolio and 2GB and 5GB Oi Velox 3G. In this offer, clients can use Oi’s Wi-fi network on the Vex network in Brazil and abroad at no cost. Also in these plans, the clients had two months to sample the music service Oi Rdio.

On October 28, Oi started offering a subsidy for wireless modems for new Oi Velox 3G clients. In this campaign, for the 5GB and 2GB plans the wireless modem has no additional cost to the client, while for 500MB, 250MB and 150MB they cost R$29, R$49 and R$149, respectively.

Pre-Paid:

In 4Q11, Oi revamped its offers in some States and started to give a multiplying daily bonus based on the client’s recharge amount. Depending on the region, the client receives on a daily basis the same amount or twice as much to use on local or long distance calls to Oi Mobile and Oi Fixo and send text messages to any carrier. The change led to a more transparent communication for the consumer and also encourages higher recharge amounts that make for a higher bonus.

Also, Oi revamped its portfolio of SMS packages allowing low-recharging users to send messages to any carrier in Brazil with up to 88% off. The prices and packages offered by Oi are: 10 text messages for R$0.99, 30 text messages for R$1.99, 50 text messages for R$2.99 and 100 text messages for R$4.99.

Also in 4Q11, Oi launched pre-paid data packages for mobile internet from R$0.33 per day in the Monthly Package. With the aim of servicing all audiences interested in receiving and sending emails, updating social networks and downloading music, clients can opt for the Daily Package with 5MB for just R$0.50, for the Weekly package with 20MB for R$2.99 and the Monthly Package of 50MB for R$9.99 (R$0.33 a day). Even without any mass media campaign, Oi sold in December 1 million data packages to pre-paid users. The pre-paid data packages are valid in all States except AM and RS.

03/29/2012	www.oi.com.br/ir	8

  Business / corporate

In 2011, in addition to the opening of nine regional offices, Oi hired over 4,000 employees of authorized agents throughout Brazil. The creation of an office focused on the corporate segment, shows that Oi is taking advantage of the good economic enviroment of the segment.

It’s worth to mention that in February 2012 Oi launched Oi Smart Cloud. With this service Oi became the first operator in Brazil to offer cloud computing to corporate segment. Oi Smart Cloud provides to large companies processing and storage information infrastructure according to their needs.

Moreover, with the use of Oi’s cloud computing services, large customers will have access to the infrastructure of next-generation data centers, offering End-to-End solutions, incorporating data networks and ensuring high performance and security to our clients.

3)	PRO-FORMA OPERATING PERFORMANCE:

RESIDENTIAL – Wireline Segment, Broadband and Pay TV (3P)

With the goal of boosting the share of Oi products in household expenses earmarked for telecommunication products, throughout 2011 Velox offers were launched and the Oi Conta Total bundle was maintained, leading to a 2.0 p.p. increase in the total of residences with more than 1 product of the company. At the end of 4Q11, 13,046 thousand homes had Oi products.

Regarding fixed lines in service, Oi keeps seeking alternatives in order to make its customer base loyal to the company, resulting in a lower quarterly drop in fixed lines since 2Q10.

One of the loyalty strategies is to combine wireline services with broadband. Thus, in an effort to service the most advanced users who demand faster speeds, Oi during 2011 maintained the focus on offering faster speeds, ending the year with an average broadband speed of 2.5 Mega (1.68 Mega at the end of 2010). Also, the percentage of the base with speeds greater than or equal to 5 Mega hit 23.8% in December 2011 (12.1% in December 2010), of which 47% were faster than 10 Mega.

Additionally with the aim of retaining residences that have Oi products, in 4Q11 Oi TV focused on brand strengthening, creation of attractive offers for the client such as the addition of Globosat content, and implementation of operational improvements. Oi TV is now present in 24 states.

03/29/2012	www.oi.com.br/ir	9

Mobility

The mobile clients base reached 45,506 thousand users at the end of 4Q11, of which 43,264 thousand belonged to the Personal Mobility segment and 2,242 thousand to the Corporate segment. In 4Q11, 2,635 thousand new mobile users were added, totaling 6,204 thousand additions during 2011. The wireless segment base now accounts for 65.3% of the Company’s Revenue Generating Units (63.9% in 3Q11 and 61.5% in 4Q10).

Gross additions rose sharply, reaching a record level since 2008, totaling 6.5 million at the end of 4Q11. As the new policy for the permanence of inactive clients was maintained, which aims to raise profitability, churn during the quarter totaled 3.9 million disconnections, of which 2.6 million amount to users who voluntarily left the base and 1.3 million were clients who were disconnected for not complying with the new policy.

As a result of 5,550 thousand gross additions and 3,228 thousand disconnections, the pre-paid base hit 37,978 thousand clients at the end of 4Q11, reflecting 6.5% growth from 3Q11 and 16.5% compared to 4Q10. The revamping of offers in some States, which began to provide daily multiplying bonuses, and the pre-paid data package made the offers more attractive, resulting in a larger pre-paid base. In 4Q11, the average recharge of the base grew 4.3%.

The post-paid segment added 144 thousand clients during the quarter, reaching 5,285 thousand users at the end of 4Q11. The client base with Oi Control totaled 2,158 thousand at the end of December 2011, virtually stable compared with the previous quarter and 13.3% higher than December 2010. The Oi Control base, together with the post-paid base, accounted for 12.2% of the total mobile base at the end of 4Q11.

03/29/2012	www.oi.com.br/ir	10

Table 1 – Pro-Forma Operational Indicators

* Includes Fixed, Broadband and Pay TV

** Includes Fixed, Broadband and Mobile

4)	FINANCIAL PERFORMANCE:

4.1) Pro-forma revenue:

Pro-forma net revenue totaled R$6,958 million, up by 0.3% quarter-over-quarter and down by 4.7% compared with the same quarter last year.

Table 2 – Pro-Forma Net Revenue Breakdown

03/29/2012	www.oi.com.br/ir	11

Residential:

Pro-Forma net revenue in the residential segment amounted to R$2,536 million in 4Q11, in a 2.0% drop during the quarter and 11.5% from 4Q10. This performance reflects mainly the drop in the fixed voice segment due to smaller revenue from subscription and traffic, influenced mainly by the reduction in the number of fixed lines in service. Year-over-year, the decline was partially offset by the rise in revenue from broadband due to the increase in the Oi Velox user base and in the Pay TV revenue, as a result of growth in the number of subscribers stemming from product evolution and the creation of more attractive deals.

Personal mobility:

Net revenue in the personal mobility segment grew 3.2% quarter over quarter and 1.6% during the year, hitting R$2,150 million at the end of 4Q11. This performance was boosted mainly by the rise in network usage and outgoing calls revenue, influenced by the base expansion.

Voice:

Voice revenue reached R$1,299 million at the end of 4Q11, up by 0.9% compared with 3Q11 and 0.9% lower compared with 4Q10. The quarter-over-quarter rise was due to a greater number of post-paid users, in addition to the rise in Oi Controle Sem Fatura revenue, besides the continuing expansion of the average client base, especially the pre-paid segment. Year-over-year, the performance reflects lower long-distance revenue.

Network usage:

Revenue from mobile network usage rose 1.8% in the quarter and 2.1% from the same period of last year, equaling R$628 million at the end of 4Q11. The addition of text message packages by mobile operators had a positive impact on this revenue.

Data / value added and other:

Revenue from data/value added services equaled R$209 million at the end of 4Q11, posting 25.1% growth compared with 3Q11 and 27.4% from 4Q10. The rise in 3G and text message services affected this revenue directly, which already represents 9.7% of the total revenue from the personal mobility segment in 4Q11 (8.0% in 3Q11 and 7.7% in 4Q10).

4.2) Pro-Forma Operating Expenses:

Pro-forma operating expenses totaled R$5,120 million in 4Q11, rising 14.5% quarter-over-quarter and 1.9% compared with 4Q10.

03/29/2012	www.oi.com.br/ir	12

Compared with the previous quarter, there were higher expenses, especially in marketing, the hiring of 700 personnel for Oi-owned stores, third-party services and COGS, all related to the intensification of sales and focus on service quality. The same expenses, except for marketing, also influenced the rise from 4Q10, which were partially offset by lower interconnection expenses.

Table 3 – Breakdown of Operating Expenses

Interconnection:

Interconnection costs totaled R$1,157 million in 4Q11, declining from the previous quarter by 0.5% and by 10.4% compared with the same period one year earlier. The annual performance stems from the migration of off-net mobile traffic to on-net traffic.

Personnel:

Personnel expenses at the end of 4Q11 hit R$537 million, 17.0% and 27.0% higher than those in 3Q11 and 4Q10, respectively. The increases are linked to the hiring of around 700 people for Oi-owned stores, in an effort to strengthen sales channels, and to the organizational restructuring that created regional sales structures, which contributed to a rise in personnel at the Company. In addition, the quarterly and annual analyses are impacted by the annual wage negotiations in 4Q11.

Handset and Other Costs (COGS):

Handset and other costs rose 75.0% quarter over quarter and 90.9% from the same period last year, reaching R$84 million at the end of 4Q11. The increase is linked to the stepped up sales efforts that included subsidies for Velox modems and smart phones for high-yield post-paid clients, in addition to the expansion of the client base, markedly in the pre-paid segment, which boosted sim card sales.

Third-Party Services:

Spending on third-party services totaled R$2,048 million in 4Q11, a 10.0% rise from the previous quarter and a 13.8% increase year over year. The quarterly and yearly increase is mainly due to higher spending on plant maintenance, resulting from the Company’s quality improvement plan, as well as sales commissions in the post-paid segment and Oi Conta Total and fixed broadband and legal consulting.

03/29/2012	www.oi.com.br/ir	13

Marketing:

Spending on marketing reached R$161 million in 4Q11, up by 62.6% from the previous quarter and virtually unchanged compared with 4Q10. This performance stems from higher spending on sponsorship and marketing campaigns, including those for Christmas.

Provision for Bad Debt:

The provision for bad debt was stable compared with the previous quarter and declined 7.9% compared with last year. Greater efficiency in collection, especially in wireline services, influenced the drop in year-on-year delinquency.

The provision accounted for 2.3% of net revenue in 4Q11 (2.3% in 3Q11 and 2.4% in 4Q10).

4.3) Other Result Items:

EBITDA:

Table 4 – EBITDA and EBITDA Margin

The Pro-Forma EBITDA of Oi S.A. in 4Q11 totaled R$1,838 million, with a 26.4% margin. Compared with 3Q11, net revenue from personal mobility more than compensated for the decline in residential revenue. However in connection with the company’s strategic plan there was a rise in costs and expenses, as described in the previous topic. Year-over-year, the drop in net revenue and the rise in expenses affected the EBITDA.

Despite the stability of Net Revenue throughout the quarter, during the year the decline in net revenue – due to the fact that revenue from personal mobility and corporate / business was not capable of offsetting the drop in residential revenue – had a significant impact on the Pro-Forma EBITDA of Oi S.A. That said, Pro-Forma EBITDA in 2011 amounted to R$8,766 million, with a 31.4% margin. We highlight that specifically in 4Q11, the result is already affected by the first initiatives to intensify sales efforts and improve quality, which are related to the company’s strategic long-term plan in the amount of approximately R$350 million in the quarter. It’s important to mention that these expenses are related to the business growth in 2012.

Worth mentioning that our expectation is that this increase in expenses will be more than compensated by the redesigning of process and strategy of the sales channels. These changes will lead to a higher return in terms of commercial activity in the upcoming quarters.

03/29/2012	www.oi.com.br/ir	14

Net Financial Income (Expenses):

Consolidated net financial expenses at Oi S.A. totaled R$36 million in 4Q11, a R$241 million rise from the previous quarter and R$44 million compared to 4Q10. This increase stems mainly from other financial expenses, due to a reversal of monetary changes over judicial deposits.

Table 5 – Net Financial Income (Expenses) (Consolidated Oi S.A.)

Depreciation/Amortization:

In 4Q11, spending on consolidated depreciation/amortization at Oi S.A. rose 3.8% from 3Q11, totaling R$270 million. This performance is due to the impact of growth on capital expenditure. Compared to 4Q10, the expense was stable.

Table 6 – Depreciation/Amortization (Oi S.A. Consolidated)

Net Earnings:

During 2011, Oi S.A. Consolidated had R$1,006 million of net earnings. Once again, it’s worth mentioning that with the approval of the corporate restructuring process on February 27, the net income that will be used as the basis for calculating the dividends relating to 2011 will be that of Oi S.A., which now has all of the group’s shareholders.

Table 7 – Net Earnings

03/29/2012	www.oi.com.br/ir	15

5) DEBT, CAPEX AND CASH FLOW:

5.1) Pro-Forma Debt:

At the end of December 2011, Pro-Forma gross debt amounted to R$29,719 million, reflecting a 7.5% rise from September 2011. The rise was mainly due to the borrowings in the period: (i) BNDES (R$468 million), (ii) EKN/Deutsche (US$16 million) and (iii) Debentures (R$2,350 million). Among the amortizations, we highlight the pre-payment of TNE’s bond (R$292 million) and the payment of interest on TMAR’s Eurobond (R$110 million). As a result, Pro-Forma net debt totaled R$16,326 million in 4Q11, a 1.4% increase quarter-over-quarter and representing 1.9x 2011 EBITDA, due to EBITDA compression.

Debt in foreign currencies accounted for 29.1% of total Pro-Forma debt at the end of the quarter. However, just 1.1% of the Pro-Forma gross debt, equaling R$333 million (US$177 million), was exposed to currency swings. We must note that the derivatives operations, as well as cash investments in foreign currency, offer currency protection for this amount of debt. The debt payment flow through April 2016 is totally hedged.

The effective cost of Pro-Forma debt in 2011 was 96.4% of the CDI rate, a reduction compared with the same period one year earlier (105.6% of the CDI). The reduction of the effective cost in local currency is explained by an improved exposure to the different interest rates on the Company’s debt. The average tenor on the Pro-Forma debt at the end of December 2011 was 4.5 years.

Table 8 – Debt – Oi S.A. Pro-Forma

The schedule for the amortization of Pro-Forma gross debt is shown below:

Table 9 – Schedule for the Amortization of Pro-Forma Gross Debt – Oi S.A.

03/29/2012	www.oi.com.br/ir	16

Table 10 – Main Creditors – Oi S.A. Pro-Forma

5.2) Pro-Forma Capital Expenditure:

Pro-Forma capital expenditure totaled R$2,132 million in 4Q11, amounting to R$4,959 million in 2011, up by 60.5% from 2010. In the last quarter we kept investing in the implementation and expansion of the mobile network, boosting the national coverage, in addition to investments in mobile broadband (3G), assigned mainly to Region III for the adaptation of the data network, as well as projects for expansion and broadband infrastructure quality. The network investments account for 76.3% of the Pro-Forma capital expenditure.

In terms of Information Technology (IT), capital expenditure reached R$136 million in 4Q11, focused on improving the communication system platform.

Table 11 – Capital Expenditure – Oi S.A. Pro-Forma

03/29/2012	www.oi.com.br/ir	17

5.3) Cash Flow:

The Pro-Forma free cash flow in the 4Q11 was negative by R$406 million, R$1,590 million lower compared to 4Q10 and R$1,868 million below 3Q11. The leading factors that influenced this performance in 4Q11 were a lower EBITDA and a larger Capex.

Table 12 – Cash Flow – Oi S.A Pro-Forma

PLEASE NOTE:

1) The main spreadsheets in this Press Release will be available on the company’s website (www.oi.com.br/ir) in “About the Company / the Company in Numbers.”

2) The definition of terms used in the Press Release is also available in the glossary on the company’s web site:

http://www.mzweb.com.br/oi/web/conteudo_pt.asp?idioma=0&tipo=30461&conta=28&img=30459

03/29/2012	www.oi.com.br/ir	18

6) ADDITIONAL INFORMATION:

6.1)	Ownership Reorganization of Oi Group

On 02/27/2012, the extraordinary general meetings of Telemar Norte Leste S.A, Coari Participações S.A, Tele Norte Leste Participações S.A and Oi S.A. (new corporate name of Brasil Telecom S.A.) took place, approving the following operations:

(i) the distribution of redeemable preferred shares to the shareholders of Oi S.A. and the immediate redemption of such shares. The date for the bonus to BRT shareholders whose shares are traded on BM&FBOVESPA and for BRT shareholders whose shares are traded on the New York Stock Exchange – NYSE is March 29, 2012. Thus, from March 30 these shares will be traded on the stock exchanges ex-bonus.

(ii) Partial split-off of Telemar with the acquisition of the split off portion by Coari and subsequent share exchange between Telemar and Coari

(iii) Merger of Coari into Oi S.A.

(iv) Merger of TNL into Oi S.A.

To exercise their withdrawal rights, verified dissenting shareholders must expressly manifest their intent to exercise withdrawal rights with respect to all shares held by them, within 30 days, starting on the day following the date of publication of the minutes of the shareholders’ meetings on February 29, 2012 and ending on March 29, 2012.

Payment of the reimbursement to the verified dissenting shareholders will depend upon the consummation of the transaction, pursuant to Art. 230 of Law No. 6,404/76, and if consummated, will be made on April 9, 2012.

6.2) Debt Issuances

A)	Revolving Credit

Oi announced on 11/01/2011 it obtained a US$1 billion revolver credit facility due in 5 years at Libor + 0.90% per year from nine commercial banks.

The transaction was structured so that the companies can use the credit line at any time within 5 years.

This operation forms a significant liquidity “cushion,” strengthening the capital structure and credit profile of the group, and leading to greater efficiency in cash management.

B)	Conclusion of Debentures Issuance

On 12/16/2011 Brasil Telecom concluded the 8th Public Issuance of Simple Non-Convertible Debentures.

The proceeds will be used as working capital and to restructure and lengthen the company’s debt as well as to carry out the investment plan.

03/29/2012	www.oi.com.br/ir	19

C)	Early Repayment – SENIOR NOTES

Tele Norte Leste Participações on 12/19/11 paid the outstanding SENIOR NOTES due in 2013, totaling US$150 million.

For more details, visit:

http://www.mzweb.com.br/oi/web/arquivos/TNLP_ComunicadoMercado_20111122_eng.pdf

D)	Issuance of BONDS

On 02/06/12 Brasil Telecom S.A released a Notice to the Market informing that it concluded an issuance of bonds in US dollars in the amount of US$1.5 billion on International Capital Markets due in 2022, to be listed on the Global Exchange Market of the Irish Stock Exchange.

The bonds will have a 5.75% annual coupon, paid semi-annually.

For more details, read the Announcement:

http://www.mzweb.com.br/oi/web/arquivos/BRT_Comunicado_Bond_20120207_eng.pdf

E)	Issuance of Debentures

In March 2012, CVM conceded the registry for the 9th public issuance of local, non-convertible and non-guaranteed, debentures by Brasil Telecom S.A., in the amount of R$ 2 billion. The debentures will be issued in two tranches: the first in the amount of R$ 0,4 billion with final maturity in 5 years and interest of CDI+0,94% per year; and the second in the amount of R$1,6 billion with two principal payments on the end of the 7th and 8th year and final maturity on the 8th year. Interest expenses on the second tranche will correspond to IPCA+6,20% per year.

6.3)	Oi Remains in ISE and ICO2

Oi remains for the fourth consecutive year in the ISE portfolio – Corporate Sustainability Index, and for the second year in the ICO2 – Efficient Carbon Index. Both initiatives are from the BM&FBovespa. The ISE portfolio is comprised of companies that stand out for their commitment to and strategic alignment with sustainable development and will be in force from 01/02 to 12/31/2012.

6.4)	2G Auction

On 12/07/2011, Oi won the bidding for the acquisition of four out of 15 frequencies auctioned off by Anatel.

03/29/2012	www.oi.com.br/ir	20

The acquired lots were:

Lots	States / Region	Width in MHZ	Bid (R$’000)	Premium (%)
44	States of Acre, Goiás (part), Mato Grosso do Sul (National Code 67), Mato Grosso, Rondônia, Tocantins and the Federal District	5 MHz	15,878	3.00
45	State of Rio Grande do Sul, except for the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu	5 MHz	10,645	3.00
49	Region II – SMP (except for part of GO, MS, cities with National Code 43 part of Paraná)	10 MHz	77,523	0.00
51	Part of Goiás and the cities with National Code 67 (part of MS)	10 MHz	6,552	3.00
Total			110,598	0.88

6.5)	Launch of Oi Rdio

Oi, a pioneer in the offer of convergent services in the country, and Rdio, an American digital music company created by the founders of Skype, launch their new music streaming service, Oi Rdio. Oi Rdio provides to its subscribers more than 12 million songs from large record companies and independent labels, which can be listened to on the web or through applications on smart phones and tablets. Just like a social network, the user can form a group of contacts, share songs and playlists with friends and find out what people are listening to more frequently in other countries – Rdio is also available in the United States and Canada.

The new service proposes an evolution in the way music is consumed, permitting more interactivity and agility with streaming. Oi Rdio replaces music ownership with the concept of access to music: the client will no longer have to download the songs, which also addresses storage issues.

The subscriber will also have the option to synchronize songs in order to listen to them later offline on the iPhone, Blackberry, iPad, iPod Touch or devices that use Android and Windows Phone 7 systems.

Initially, the service is offered in two models: one for the web and another one that combines web and mobile. These offers will be available for the public in general – including not only Oi clients, who will be able to acquire it via their credit cards. After launch, consumers interested in learning about the service will be able to sample Oi Rdio for free for seven days, enrolling on the site: www.oirdio.com.br.

Oi Rdio Web costs R$8.99 per month and is accessed on computers (via web browsers or application for Mac and PC).

Oi Rdio Ilimitado (Web + Mobile) costs R$14.90 with computer as well as mobile device access.

03/29/2012	www.oi.com.br/ir	21

6.6)	Minha Oi and Presence on Social Networks

Minha Oi, Oi’s relationship area on the internet, continues to grow quickly in terms of registrations. By December 2011, it had reached 1,854,171 clients and 4,310,119 active terminals. Of these, 89,030 clients registered with Conta Online. The number of transactions rose 151% compared with the 3rd quarter of 2011. These figures demonstrate the positive perception toward the offered services, such as access to product information with just one password, bar code of bills, detailed analysis of consumption, and more.

Still in the digital realm, Oi innovates on the Social Networks, providing service in its official profiles on Facebook, Oi Oficial, and on Twitter, @DigaOi, through direct messages to Clients.

6.7)	Oi Investor Day

Oi is pleased to invite you to the Company’s second Oi Investor Day. This year, the events will be held in Rio de Janeiro and New York on 04/17/2012 and 04/19/2012, respectively.

The events will feature presentations from the Company’s main executives: Francisco Valim (Chief Executive Officer), Alex Zornig (Chief Financial Officer and IRO), James Meaney (COO), Luis Alverinho (Director of Development and Network Engineering), Pedro Ripper (Innovation and New Business Director) and João de Deus (Executive Planner).

This year’s Oi Investor Day aims to present the Company’s long-term strategic plan. This way, Oi understands that analysts and investors will have the opportunity to better understand the challenges and opportunities for the coming years. In addition, during the event Oi’s Dividends Policy will be announced for the next three years.

For more details, visit the hot-site: www.oiinvestorday.com.br.

6.8)	Dividends

Oi S.A.’s management (new name of Brasil Telecom S.A.) will submit to the decision of the Annual General Meeting to be convened, the payment of R$2,000 million as dividends. This amount represents the entire net income of 2011 (R$ 1,006 million) plus R$ 994 million, based on Investment Reserve.

03/29/2012	www.oi.com.br/ir	22

7.1)	Oi S.A. Consolidated

7.1)	OI S.A. Consolidated (Balance Sheet)

03/29/2012	www.oi.com.br/ir	23

RELEVANT INFORMATION

I) CVM INSTRUCTION NO. 358, ARTICLE 12: The direct or indirect controlling shareholders and the shareholders who elect members to the Board of Directors or to the Statutory Audit Committee, as well as any natural person or corporation or group of persons acting jointly or representing a similar interest that reaches a direct or indirect interest of 5% (five percent) or more in the capital of a public company, must inform this to the CVM and to the Company in keeping with the terms of the article.

Oi asks its shareholders to comply with article 12 of CVM Instruction no. 358, but it cannot be held liable for the disclosure of information about acquisition or sale, by others, of interest corresponding to 5% or more of its capital or rights to capital or other securities.

NOTE: Shareholder structure on December 31, 2011

II) THIS REPORT CONTAINS PROJECTIONS AND/OR ESTIMATES FOR FUTURE EVENTS. The projections herein were gathered in a substantial manner within the current outlook, based on ongoing projects and the respective estimates. The use of terms such as: “projects,” “estimates,” “anticipates,” “forecasts,” “plans,” “waits,” and other ones, aim to signal potential trends that, evidently, involve uncertainties and risks, whose future results may differ from current expectations. Oi cannot be held liable for operations or investment decisions taken based on such projections or estimates. This is unaudited data and may differ from the final results.

Oi – Investor Relations
Bayard Gontijo	55 (21) 3131-1211	bayard.gontijo@oi.net.br
Marcelo Ferreira	55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br
Matheus Guimarães	55 (21) 3131-2871	matheus.guimaraes@oi.net.br
Michelle Costa	55 (21) 3131-2918	michelle.costa@oi.net.br

03/29/2012	www.oi.com.br/ir	24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer